Filed by Be Incorporated
                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934
                                                Subject Company: Be Incorporated
                                                   Commission File No. 333-69234


 .Return Address
PROXY SERVICES
51 MERCEDES WAY
EDGEWOOD, NY 11717
 .Text
Dear Fellow Stockholder:

     The Board of Directors of Be Incorporated is seeking stockholder approval of the purchase of substantially all of Be's intellectual property and other technology assets by Palm. The Board is also seeking stockholder approval of Be's subsequent plan for dissolution.

     A special meeting of stockholders has been scheduled for November 12, 2001 and at this time, your shares remain unvoted. The Board and management of Be would appreciate your expedited approval of the proposed resolutions. Any comments or questions you may have concerning the proposals or if you need assistance with voting your shares, please call our proxy solicitor, Kevin Schwicardi with N.S. Taylor & Associates, Inc. toll free 1.866.470.4300 or collect 1.207.564.8700.

     On behalf of our Board of Directors and the management of Be Incorporated, I thank you for your continued interest and support.

Very truly yours,

Jean-Louis Gassee
President and Chief Executive Officer


      TOLL-FREE PROXYGRAM OPERATORS WHO ARE INDEPENDENT OF THE COMPANY ARE
                         AVAILABLE TO ASSIST YOU NOW!!!

                         INSTRUCTIONS

1.  Call Toll-Free 1.877.880.9547, anytime, day or night.
    Overseas holders may call 1.207.564.8700 (collect).

2. Tell the operator that you wish to send a collect ProxyGram to ID No. 9762, Be Incorporated.

3.  State your name, address and telephone number.

4. State the bank or broker at which your shares are held and your control number as shown below:

                   Name:              (NA.1)
                   Broker:            (Broker)
                   Control Number:    (ControlNum)
                   Number of Shares:  (NumShares)

5. Give the operator your voting preferences, using the proxy text below.


PROXY                         Be Incorporated                              PROXY

This proxy is solicited by the Board of Directors for use at the Special Meeting of Stockholders on November 12, 2001. The shares of stock you hold in your account will be voted as specified below. If no choice is specified, the proxy will be voted "FOR" items 1 and 2. If you wish to withhold the discretionary authority referred to in Proposal 3 below, you should mark a line through the entire proposal. The Board of Directors recommends a vote FOR Items 1 and 2.

1. To approve the sale by Be of substantially all of Be's intellectual property and other technology assets, including those related to the BeOS and BelA operating systems, to an indirect wholly owned subsidiary of Palm, Inc. pursuant to the terms of the asset purchase agreement dated August 16, 2001, as amended and restated as of September 10, 2001, in the form of Annex A attached to the proxy statement.

    (  ) FOR               (  ) AGAINST           (  ) ABSTAIN

2. To approve the plan of dissolution of Be and adopt the plan of dissolution in the form of Annex B attached to the proxy statement.

    (  ) FOR               (  ) AGAINST           (  ) ABSTAIN

3. In the board's discretion upon such other business as may properly come before the Special Meeting of Stockholders or any adjournments thereof.

By signing the proxy, you revoke all prior proxies and appoint Jean-Louis Gassee and Daniel S. Johnston, and each of them, as attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote your shares on the matters shown above and any other matters which may come before the Special Meeting of Stockholders and all adjournments.

Please give your name to the operator exactly as your name appears hereon. If signing as attorney, executor, trustee or guardian, please give your full title as such. Corporations should provide full name of corporation and title of authorized officer signing the proxy.